Exhibit 99.1
FOR IMMEDIATE RELEASE
Transition Therapeutics to Present at UBS 2007 Global Life Sciences Conference
TORONTO, ON, September 20th, 2007 — Transition Therapeutics Inc. (“Transition” or the “Company”) (TSX: TTH, NASDAQ:TTHI) today announced that Dr. Tony Cruz, Chairman and Chief Executive Officer, will present at the upcoming UBS 2007 Global Life Sciences Conference. Dr. Cruz’s presentation will take place on Monday September 24, 2007 at 8:00am (Eastern Time) at the Grand Hyatt Hotel in New York City.
To access the live audio webcast of the presentation, log on through a link located on Transition’s website at www.transitiontherapeutics.com. The webcast will be available for replay following the presentation.
About Transition
Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition’s lead products include ELND-005/AZD-103 for the treatment of Alzheimer’s disease and regenerative therapies E1-I.N.T.™ and GLP1-I.N.T.™ for the treatment of diabetes. Transition has an emerging pipeline of preclinical drug candidates developed using its proprietary drug discovery engine. Transition’s shares are listed on the NASDAQ under the symbol “TTHI” and the Toronto Stock Exchange under the symbol “TTH”. For additional information about the company, please visit www.transitiontherapeutics.com.
Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials. These statements are based upon the current expectations and beliefs of Transition’s management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition’s control and the risk factors and other cautionary statements discussed in Transition’s quarterly and annual filings with the Canadian commissions.
For further information on Transition, visit www.transitiontherapeutics.com or contact:

Dr. Tony Cruz	Elie Farah
Chief Executive Officer	Chief Financial Officer
Transition Therapeutics Inc	Transition Therapeutics Inc.
Phone: 416-260-7770, x.223	Phone: 416-260-7770, x.203
tcruz@transitiontherapeutics.com	efarah@transitiontherapeutics.com